

16013096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 44862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREIF & CO.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, 65th Floor
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett, Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd. (Address) Santa Monica (City) CA (State) 90404 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2016, by Lloyd Greif, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


PAMILA CHAND
Commission # 2064998
Notary Public - California
Los Angeles County
My Comm. Expires May 10, 2018

(Seal)

Signature

OATH OR AFFIRMATION

I, Lloyd Greif, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREIF & CO., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREIF & CO.
FINANCIAL REPORT
December 31, 2015

TABLE OF CONTENTS



GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Report of Independent Registered Public Accounting Firm

The Board of Directors
Greif & Co.
Los Angeles, California

We have audited the accompanying statement of financial condition of Greif & Co. as of December 31, 2015. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Greif & Co. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Gumbiner Savett Inc.

Santa Monica, California
February 25, 2016

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

ASSETS		
Cash and cash equivalents	$	6,959,864
Investments		1,388,000
Investment banking receivables		98,845
Property and equipment, at cost, net of accumulated depreciation		36,643
Employee loans receivable		995,952
Prepayments and other assets		33,749
TOTAL ASSETS	$	9,513,053

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued bonuses	$	5,682,500
Accounts payable and accrued expenses		366,090
TOTAL LIABILITIES		6,048,590
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, no par value: Authorized, 100,000 shares; Outstanding, 1,000 shares		10,000
Retained earnings		3,454,463
TOTAL STOCKHOLDER'S EQUITY		3,464,463
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,513,053

The accompanying notes are an integral part of this statement.

GREIF & CO.
NOTES TO FINANCIAL STATEMENT
For the year ended December 31, 2015

Greif & Co. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides investment banking services to companies in the United States of America that are seeking to raise capital, acquire or divest operations.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Automobiles	3 years

Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

S corporation election:

The Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% tax on electing corporations.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. At December 31, 2015, the Company had no unrecognized tax benefits. The Company currently is not under examination by any tax authority.

(Continued)

GREIF & CO.
NOTES TO FINANCIAL STATEMENT (Continued)
For the year ended December 31, 2015

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash equivalents:

The Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on receivables.

Allowance for doubtful accounts:

Management reviews the allowance for doubtful accounts on a quarterly basis based on information collected from customers, the length of time receivables are past due, and historical experience. The Company provides specific reserves when losses are probable. The Company charges investment banking receivable losses against the allowance when management believes the account is uncollectible. Subsequent recoveries, if any, are credited to the allowance. There was no allowance for doubtful accounts deemed necessary at December 31, 2015.

Revenue recognition:

Investment banking fees include fees that are contingent on, and are recognized upon, the successful completion of a project, and fees for consulting services are recognized as the services are rendered. Revenue attributable to equity interests received for services is recorded based upon the fair value of the equity interest as of the date of closing the transaction. For privately held securities, these equity interests are typically recorded at amounts that take into consideration that they may be subject to restrictions on resale and no ready markets exist. Additional revenue is recorded as liquidity events occur. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

(Continued)

GREIF & CO.
NOTES TO FINANCIAL STATEMENT (Continued)
For the year ended December 31, 2015

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-lived assets:

The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2015.

NOTE 2: CONCENTRATIONS

Cash and cash equivalents:

The Company maintains cash balances at two banks where amounts on deposit may exceed $250,000 throughout the year. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Employee loans receivable:

As of December 31, 2015, the Company had loans outstanding to two employees totaling $995,952. Loans were due January 31, 2016. No interest was charged.

GREIF & CO.
NOTES TO FINANCIAL STATEMENT (Continued)
For the year ended December 31, 2015

NOTE 3: PROPERTY AND EQUIPMENT

As of December 31, 2015, property and equipment consisted of the following:

Furniture and fixtures	$ 717,058
Office equipment	85,074
Automobiles	35,121
Leasehold improvements	1,046,064
	1,883,317
Less: accumulated depreciation	(1,846,674)
	$ 36,643

NOTE 4: COMMITMENTS

The Company leases office space in Los Angeles, California, automobiles and office equipment under non-cancelable operating leases pursuant to agreements expiring through March 2018. The office lease requires additional payments based on the operating costs of the building and provides for a five-year option to renew.

Minimum annual rental payments are as follows:

Year Ending		
2016	$	450,978
2017		19,500
2018		4,500
	$	474,978

Total rent expense, including charges for common area maintenance and property taxes, for the year ended December 31, 2015 amounted to approximately $427,200 which includes a straight-line rent adjustment amounting to approximately $18,600.

NOTE 5: NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in the rule. At December 31, 2015, the Company's excess net capital, as defined, was $6,578,877, which exceeded the required minimum net capital by $6,562,701.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2016, the date which the financial statements were available to be issued. On January 31, 2016, one employee loan receivable in the amount of $945,952, representing 95% of the total employee loans outstanding on December 31, 2015, was paid off.



GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

To the Board of Directors
Greif & Co.
633 West Fifth Street, 65th Floor
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Greif & Co. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Schedule of Assessment and Payments (Form SIPC-7). Greif & Co.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the QuickBooks general ledger and agreed the records to check stubs and bank statements noting no differences;

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. We were to compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted that there were no such adjustments.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

5. We were to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed and noted that there were no such overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gumbiner Savett Inc.

February 25, 2016

SIPC-7

(33-REV 7.10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7.10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******3054*********************MIXED AADC 220
044862 FINRA DEC
GREIF & CO
633 W 5TH ST FL 65
LOS ANGELES CA 90071-2035

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 67,138

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,275)

7/21/15
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 65,863

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 65,863

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GREIF & CO.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26 day of FEB , 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 26,855,031
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 26,855,031
2e. General Assessment @ .0025	$ 67,138

(to page 1, line 2.A.)